S 18010095 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2018
Washington DC
408

SEC FILE NUMBER
8-31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant 801-320-1342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANA M TEW
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 12/16/2018
Commission # 682675

[Signature] 11/28/18
Notary Public
Exp 12/16/2018

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2018

With

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alpine Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2018, and the related notes (collectively referred to as the financial statement), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alpine Securities Corporation's management. Our responsibility is to express an opinion on Alpine Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpine Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company

We have served as Alpine Securities Corporation's auditor since 2016.

Salt Lake City, Utah
November 28, 2018

PrimeGlobal
An Association of Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2018

Assets		
Cash		$ 1,052,624
Cash segregated under federal and other regulations		1,900,000
Deposits with clearing organizations		2,717,500
Pre-paid legal expenses		10,000
Receivables:		
Customers	$ 868,528	
Broker/dealers	20,418	
Clearing organizations	89,847	
	978,793	
Less allowance for doubtful accounts	(554,151)	424,642
Firm Inventory		22,413
Commissions Receivable		60,000
DTCC common stock		958,467
Property and equipment, at cost	$ 457,867	
Less accumulated depreciation of	(335,948)	121,919
Total Assets		**$ 7,267,565**
Liabilities and Stockholder's Equity		
Liabilities		
Payable to customers		$ 1,357,679
Accounts payable and accrued expenses		1,290,247
Operating line of credit		1,000,000
Payable to correspondents		529,513
Salaries and commissions payable		160,533
Correspondent deposits		125,000
Payable to broker/dealers		7,343
Payable to clearing organizations		9,779
Total Liabilities		**$ 4,480,094**
Stockholder's Equity		
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock		$ 88,925
Additional paid-in capital		1,870,783
Retained Earnings		827,763
Total Stockholder's Equity		**2,787,471**
Total Liabilities and Stockholder's Equity		**$ 7,267,565**

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash from Participants for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building improvements are primarily amortized over 39 years using the straight line method. Depreciation expense for leasehold improvements, furniture and equipment, and building improvements is included in depreciation and amortization in the accompanying Statements of Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2018, the Company's uninsured cash balances totaled $2,452,624.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Recently Issued Accounting Standards.

FASB ASC Topic 606, Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09 - Revenue from Contracts with Customers." This ASU requires an entity to recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation. The ASU will replace most existing revenue recognition guidance in U.S. General Accepted Accounting Principles (GAAP) when it becomes effective. The new standard is effective for the Company for fiscal year September 30, 2019. Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method and is still assessing the impact of the standard on its ongoing financial reporting.

Accounting Standards Update 2016-02 Leases. In February 2016, the FASB issued ASU 2016-02, "Leases" which was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the effect the new standard will have on the financial statements.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1,700,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve at September 30, 2018 was $1,532,224. No additional deposit was required.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAB reserve is calculated weekly using a formula as defined by the rule. The required PAB reserve at September 30, 2018 was $98,606. No additional deposit was required.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $2,717,500 as of September 30, 2018.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level with.in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels ofthe fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2018.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Common Stocks	$ 15,829	$ -	$ 6,584	$ 22,413
Total Assets at Fair Value	$ 15,829	$ -	$ 6,584	$ 22,413

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC COMMON SHARES

The company capitalizes its mandatory purchase of DTCC common shares. In March of 2018, the company was required to purchase an additional 10.55 shares for $255,930. Total number of shares held on September 30, 2018 is 61.32.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2018:

Furniture and equipment	$	346,448
Computer hardware and software		111,419
		457,867
Less accumulated depreciation and amortization		(335,948)
		121,919

NOTE 8 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011 when Alpine was purchased by the owner of Scottsdale Capital. The balance payable to Scottsdale Capital was $439,945 as of September 30, 2018.

In 2013, the Company relocated to a building owned by a related party. The Company entered into a multiyear extension of the lease on April 28, 2017. It requires minimum monthly payments of $47,892 with yearly increases between two and four percent. Lease payments made to the related party totaled $681,269 during the year ended September 30, 2018. A schedule of yearly lease payments (excluding any additional surcharges) is shown below:

Fiscal Year	Payments
2019	591,941
2020	606,653
2021	618,786
2022	155,459
Total	1,972,839

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2018, the Company had net capital of $1,293,267 which was $1,043,267 in excess of its required net capital of $250,000.

NOTE 10 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 LINE OF CREDIT

Existing related party lines of credit for $2,000,000 and $1,000,000 opened with Alpine Securities Holding Corporation were replaced by a Senior Loan Agreement of $5,000,000 between the Company and Alpine Securities Holding Corporation (a related party) with an interest rate of 36% per annum. Cash of $5,000,000 is held by Lakeside Bank for the purpose of immediately funding loan requests. $1,000,000 was outstanding on the line of credit as of September 30, 2018.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a four year and nine month lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. During the normal course of business, the Company is, from time to time, involved as a defendant in actions alleging violations of securities laws and other legal matters. The Company has assessed these matters and determined that an unfavorable outcome or an outcome resulting in liability to the Company is improbable and/or immaterial. In addition to legal matters occurring during the normal course of business, the Company was named in a complaint filed by the Securities and Exchange Commission (SEC). Management's intent is to vigorously defend itself against this complaint, however, an adverse judgment could have an adverse effect on the Company's financial statements.

NOTE 13 SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date the financial statements were issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures except as follows: the company received a one million dollar net capital contribution on October 31, 2018.

*****

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) of the Securities and Exchange Act of 1934 is available for examination at the Company's main office located at 39 Exchange Place, Salt Lake City, Utah 84111 and at the Denver Regional Office of the Securities and Exchange Commission.